Contact

www.linkedin.com/in/rebekah-jasso-jensen-57a167153 (LinkedIn)

Top Skills

Beauty Industry
Skin Care
Marketing Strategy

Rebekah Jasso Jensen

Founder at Sanara Skincare
Austin, Texas Metropolitan Area

Summary

Sanará means, 'you will heal' in Spanish.

Sanara is a plant based skincare line that celebrates indigenous Latin American botanicals, my way of paying homage to my Latin roots. "I want to celebrate and share the beauty of Latin America".

Healing really is my drive and mission when creating products for Sanara. I began formulating my own products in my kitchen having lived with plaque Psoriasis since my teens and experiencing my first acute outbreak of guttate Psoriasis in my 30's, I wanted to know the ingredients I was putting onto my skin and Sanara was born.

Sanara's products are natural, vegan and leaping bunny approved.

Experience

Sanara Skincare

Founder
October 2017 - Present (5 years 6 months)
Austin, Texas

I started my journey out of my own basic needs. I've lived with Psoriasis since I was 16 and all the side effects that come with it. I had a vision on what I wanted; I didn't see it out there so I created it. Our products are plant derived using no synthetic ingredients. We want to offer luxurious quality skincare products at a price point we can all afford.

We are contracted with an all natural skincare manufacturer. Launching early 2018.

Bek's Soap Co. (Currently Sanara)

Founder
May 2016 - October 2017 (1 year 6 months)
Austin, Texas

Founder & Formulator of plant derived, natural skincare. After much success at local markets and Beauty Expo's we decided to rebrand to Sanara, work with a local skincare manufacturer and streamline our most popular products.

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